UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 12.16.02
1-35

03006926

BEST AVAILABLE COPY

February 5, 2003

Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Act 1934
Section
Rule 14A-8
Public Availability 2/5/2003

Re: General Electric Company
Incoming letters dated December 16, 2002

Dear Ms. Fraser:

This is in response to your letters dated December 16, 2002 and December 17, 2002 concerning the shareholder proposal submitted to GE by Charles E. Collins and Patricia M. Brennan. We also have received a letter on the proponents' behalf dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
203-373-2442 Fax: 203-373-3079
Dial Comm: 8* 229-2442 Fax: 8*229-3079
e-mail: eliza.fraser@corporate.ge.com

December 17, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Special Counsel – Rule 14a-8

Re: No Action Letters

Dear Counsel:

I have separately delivered to the Division of Corporation Finance five no action letters, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, requesting your concurrence that the Staff of the Securities and Exchange Commission will not recommend enforcement action if General Electric Company ("GE") omits from its proxy statement for its 2003 Annual Meeting proposals we have received from:

Kim S. Christian (12/17/2002)
C. Collins/P. Brennan/J. Chevedden (12/16/2002) ✓
Robert B. Lennox (12/16/2002)
Roberta G. Rubin (12/16/2002)
Sisters of Charity/United for a Fair Economy (12/14/2002)

As with prior filings, I enclose herewith for the convenience of the Staff two additional sets of the no action letters together with copies of the previous no action letters that we have cited as precedent.

This year we received 26 shareowner proposals, and currently expect to include several of them in our 2003 proxy statement. In order to meet printing and distribution requirements, we intend to finalize our proxy statement on or about February 24, 2003, and distribute it beginning on March 7, 2003. GE's Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me on (203) 373-2442.

Very truly yours,

Eliz W. Fraser

1934 Act, Section 14(a)
Rule 14a-8(i)[(6) and] (3)

Eliza W. Fraser
Associate Corporate Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06431
203-373-2442 Fax: 203-373-3079
Dial Comm: 8 229-2442 Fax: 8*229-3079*
e-mail: eliza.fraser@corporate.ge.com

December 16, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re: Omission of Share Owner Proposal by Charles E. Collins
and Patricia M. Brennan, With John Chevedden Designated As Proxy

Gentlemen and Ladies:

This letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE" or the "Company") intends to omit from its proxy materials for its 2003 Annual Meeting the following resolution and its supporting statement (the "Proposal"), which it received from Charles E. Collins and Patricia M. Brennan, who have appointed John Chevedden as their proxy:

> Shareholders recommend that strictly independent directors be nominated by the board for key board committees to the fullest extent possible. This includes the proportionate nomination of independent directors for the full board in order that independent director candidates will be available for nomination to the key board committees.
>
> The standard of independence is the standard of the Council of Institutional Investors www.cii.org. "A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship." This proposal calls for our company's governing documents to be amended accordingly, including the

bylaws -- adopting this criteria even if companies can legally have a lesser standard of independence.

A copy of the Proposal is enclosed as Exhibit A.

It is GE's opinion that the Proposal is excludable pursuant to: (i) Rule 14a-8(i)(10) because the Proposal has already been substantially implemented; and (ii) Rule 14a-8(i)(3) because the Proposal contains false and misleading statements in violation of Rule 14a-9.

I. The Proposal Has Been Substantially Implemented and Rendered Moot

Rule 14a-8(i)(10) permits a company to omit a share owner proposal if the proposal has been rendered moot. To be moot, the proposal need not be implemented in full or precisely as presented. Rather, the standard is whether a company's particular policies, practices, and procedures compare favorably with the guidelines of the proposal. See SEC Release No. 34-20091 (August 16, 1983), at II.E.6. As discussed further below, GE believes that its recent corporate governance changes include a director independence requirement that that has substantially implemented the essential objective of the Proposal and met its underlying concerns.

The Staff has consistently taken the position that share owner proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices, and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., The Talbots Inc. (April 5, 2002) (proposal requesting that the company commit to the implementation of a code of conduct based on ILO human rights standards was excludable because the company had formerly established and implemented similar standards); The Gap, Inc. (March 16, 2001) (proposal requesting that the company's board provide a report on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, and discussed child labor issues with share owners); and Texaco, Inc. (March 28, 1991) (proposal requesting that the company subscribe to the "Valdez principles" was excludable because "the policies, practices and procedures administered by the [c]ompany address the operational and managerial programs as well as make provision for periodic assessment and review as outlined by the guidelines in the proposal").

A. <u>GE has made changes to strengthen director independence.</u>

The essential objective of the Proposal is to address the perceived lack of independence of the key committees of the GE Board. While GE believes that it has always had effective and independent Board committees, at the time the Proposal was submitted in October 2002, GE had no written standard for "director independence." The three "key" Board committees highlighted in the Proposal (i.e, the Nominating, Audit and Management Development and Compensation Committees) had members whose relationships with GE, as disclosed in GE's 2002 proxy statement, caused them to be considered "Affiliated Outsiders" under the definition applied by Institutional Shareholder Services.

However, on November 7, 2002, GE announced changes in corporate governance, including structural changes in GE's Board leadership. Key governance actions taken by GE include adopting a standard of independence for Board members and applying a stricter test for members of key Board committees. Specifically:

- GE will not consider directors to be independent if the sales to, or purchases from, GE total more than one percent of the revenues of the companies they serve as executive officers. Similar tests will be applied to loans from and to GE -- and to charitable contributions from GE to an organization that a GE director serves as officer or director. These standards are very similar to the standards suggested in the full definition of director independence adopted by the Council of Institutional Investors ("CII"). That full definition is set forth in Annex 1.

- Audit Committee members must meet an additional "independence" test under Sarbanes-Oxley: their directors' fees must be the only compensation they receive from the Company. GE will apply this stricter test to members of the Management Development and Compensation Committee and Nominating and Corporate Governance Committee, even though not required by law to do so. Thus, GE has assured that <u>all</u> members of its key Board committees will be independent.

The changes were the product of a three-month Board process that involved a detailed review of issues, materials and options, culminating in two special Board meetings. As part of the review, the Board considered various standards of independence before adopting the above criteria. While the Board did not deem it necessary to amend GE's by-laws to enact these changes, the Board did approve a set of governance principles, along with the charters and key practices of the board committees. Copies of (i) GE's November 7, 2002 press release announcing the changes, (ii) a chart from GE's website, http://www.GE.com, summarizing the changes and (iii) GE's new governance principles, as posted on GE's website, are attached hereto as Annexes 2, 3 and 4. Paragraph 4 of the corporate governance principles sets forth GE's definition of director independence.

GE believes that these new enhanced corporate governance policies, practices and principles have accomplished the essential objective sought by the Proposal and have addressed the proponent's underlying concerns.

B. GE has significantly increased the independence of its Board and Board Committees.

In addition to GE's announced corporate governance changes, since the date of the Company's 2002 proxy statement, three new independent directors have joined the Board, and the business relationships that two of GE's directors had with GE as disclosed in the proxy statement have ceased. Also, two directors with business relationships with GE will leave the Board at the end of 2002. As of January 1, 2003, 11 of GE's 17 directors will be independent under the NYSE's proposed listing standards. As stated in GE's new governance principles, and as recommended by CII, GE's goal is for at least two-thirds of its directors to be independent. Copies of (i) press releases announcing these three new directors, (ii) a chart from GE's website, *http://www.GE.com*, identifying GE's independent directors, and (iii) a chart from GE's website showing Board and Committee composition and changes in business relationships since the 2002 proxy statement are attached hereto as Annexes 5, 6, 7 and 8.

Thus, GE's reconfiguration of its Board and Board committees has implemented the essential objective of the Proposal. As shown on the chart attached as Annex 8, by January 1, 2003, all members of all three Board committees highlighted by the Proposal will meet the "independence" test under Sarbanes-Oxley (i.e., directors' fees must be the only compensation received from GE) which is substantially similar to the Council of Institutional Investors standard suggested by the Proposal (i.e., director's only non-trivial professional, familial or financial connection to the corporation or its CEO to be his or her directorship). Accordingly, for all of the reasons stated above, GE believes that the Proposal is excludable under Rule 14a-8(i)(10) as moot.

II. The Proposal Is False and Misleading.

The Proposal violates the proxy rules, including Rule 14a-9, because it is false and misleading, inflammatory, impugns character and integrity without factual foundation, and sets forth numerous other statements and assertions that lack factual support and citation. Therefore, the Proposal may be excluded in its entirety pursuant to Rule 14a-8(i)(3).

A share owner proposal that is false or misleading may be omitted from a registrant's proxy materials under Rules 14a-8(i)(3) and 14a-9, which prohibit the use of proxy materials containing any materially false or misleading statements. A share owner proposal may violate Rule 14a-9 -- and, thus, Rule 14a-8(i)(3) -- if it contains language which is false or misleading, including statements that, under Note (b) to Rule 14a-9, "directly or indirectly impugn[ ] character, integrity or personal reputation . . . without factual foundation."

As the following discussion will illustrate, the Proposal is so replete with statements and assertions that are false and misleading that we believe that the Company may omit the entire Proposal from the Company's 2003 proxy materials pursuant to Rule 14a-8(i)(3). The Staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the Staff to provide such relief here. See, e.g., The Swiss Helvetia Fund, Inc. (April 3, 2001); and General Magic, Inc. (May 1, 2000). This relief is especially warranted where, as discussed below, Mr. Chevedden, who is the proxy for the proponents and is experienced in submitting share owner proposals under Rule 14a-8, and is well aware of the requirement that the proposals must not contain false and misleading statements.

The following statements and assertions are false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

- "GE has a serious lack of independent directors."

- "The majority of the board is made up of :
  - Current employees
  - Former employees
  - Directors who charge GE for legal and financial work

- Directors who have business transactions with GE"

- "In a time of crises, a vigorous board that has done its job can help companies minimize the damage."

With respect to the first statement, the proponents have no factual basis for asserting that GE has a "serious lack" of independent directors, which impugns the character and integrity of the Board of Directors without factual foundation. Simply because some of GE's directors may not satisfy a definition of "independence" set forth by the CII -- as opposed to other accepted standards -- does not mean that GE's directors are "serious[ly] lack[ing]" in independence.

In addition, with respect to the second statement, the proponents assert that the majority of GE's Board of Directors is made up of "[c]urrent [and] [f]ormer employees," "[d]irectors who charge GE for legal and financial work," and "[d]irectors who have business transactions with GE." These assertions are false and misleading because they would give GE's share owners the false impression that the number of GE directors has not changed since the date of GE's 2002 proxy statement, and that any relationships that those directors had with GE remain in place. Quite the contrary, as stated above, since the date of the Company's 2002 proxy statement, the business relationships that two of GE's directors had with GE as disclosed in the proxy statement have ceased, and GE has added three independent directors. We note that on January 1, 2003, 11 of GE's 17 directors will be independent under the NYSE's proposed listing standards. To state otherwise, as the proponents have done, impugns the character and integrity of the Board without factual foundation.

Moreover, with respect to the third statement, by stating that "[i]n a time of crises, a vigorous board that has done its job can help companies minimize the damage," the proponents insinuate that there have been one or more damaging "crises" with respect to which GE's Board of Directors has somehow not been "vigorous" or has acted improperly -- without a shred of evidence or factual support. These statements and assertions are inflammatory on their face and impugn the character and integrity of the members of GE's Board and management without factual foundation in violation of Rules 14a-8(i)(3) and 14a-9.

There are numerous no-action letters that support the exclusion of these inflammatory statements and assertions as false and misleading because they impugn the character and integrity of the members of GE's Board of Directors without factual foundation. Although proponents are allowed to set forth their opinion in the supporting statement (see, e.g.,

Marriott International, Inc. (March 14, 2002) (requiring four sentences or phrases to be recast as the proponent's opinion)), proponents cannot impugn the character and integrity of the Board without factual foundation. See, e.g., Honeywell International Inc. (October 26, 2001) (requiring deletion of a sentence asserting that the company's chairman was "forced out" with the help of "a $10 million check" as inaccurate and an attempt to impugn the character of company officers); and Electronic Data Systems Corporation (March 11, 1999) (requiring deletion of a statement that asserted that the company's board of directors considered one of the company's officers to be "mediocre" as inaccurate and lacking factual foundation).

The Staff has consistently permitted companies to omit in their entirety similar statements made in other proposals involving the proponents' proxy, Mr. Chevedden, acting either on behalf of himself or on behalf of another share owner for whom he served as proxy, unless Mr. Chevedden revised them in the manner specified by the Staff. See, e.g., Minnesota Mining and Manufacturing Company (March 18, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); El Paso Corporation (March 11, 2002) (same); The Boeing Company (March 2, 2002) (permitting omission of the statement "[t]his topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); PG&E Corporation (March 1, 2002) (permitting omission of the statement "[t]his proposal topic won 57% shareholder approval at 24 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); and Sears, Roebuck and Co. (February 26, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote, from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced).

GE also believes that the following reference is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

- "For the 3 years after the [Business Week] list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1."

The proponents have presented no factual support for their contention that "the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1" for the three years following the publication of an unspecified Business Week article. Have the proponents themselves determined this "2 to 1" calculation? How large was the sampling of companies with the "best boards" on which such calculation was based? Does the sampling include the entire Business Week list, just the companies deemed to have the top ten boards of directors, or companies meeting some other unspecified criteria? The proponents provide no guidance with respect to these issues, nor do they provide a citation or other means to verify their statement.

The Staff has consistently permitted companies to omit in their entirety similar statements made in other proposals involving the proponents' proxy, Mr. Chevedden, acting either on behalf of himself or on behalf of another share owner for whom he served as proxy, unless Mr. Chevedden revised them in the manner specified by the Staff. See, e.g., Minnesota Mining and Manufacturing Company (March 18, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); El Paso Corporation (March 11, 2002) (same); The Boeing Company (March 2, 2002) (permitting omission of the statement "[t]his topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); PG&E Corporation (March 1, 2002) (permitting omission of the statement "[t]his proposal topic won 57% shareholder approval at 24 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced); and Sears, Roebuck and Co. (February 26, 2002) (permitting omission of the statement "[s]hareholder right to vote on poison pill resolutions achieved a 57% average yes-vote, from shareholders at 26 major companies in 2000" unless Mr. Chevedden could "specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source" for the voting results referenced).

Since Mr. Chevedden has previously been directed by the Staff to identify "companies" and provide a "citation to a specific source" with respect to his company samplings, he should be well aware that, in the instant Proposal, he must identify the companies with the "best boards" upon which he is basing his "2 to 1" calculation, as well as provide a citation to a specific source. Yet, in the instant Proposal, Mr. Chevedden makes the same type of assertion that the Staff has previously found to be false and misleading.

GE also believes that the following statement is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

- "Enron and the corporate disasters that followed forced many companies to get serious about good governance which includes independent directors."

It is false and misleading, and again impugns the character and integrity of the members of GE's Board of Directors without factual foundation, for the proponents to include these references to "Enron" and other "corporate disasters" in the Proposal. Such references are entirely gratuitous and appear to suggest that GE has somehow done something improper or untoward that would cause its current state of affairs to be compared to both the corporate meltdown at Enron and other "corporate disasters" at unnamed additional companies.

The proponents offer no evidence or other factual support that would indicate any similarities between the Company and Enron, or any other company that suffered a "corporate disaster," for that matter. The proponents' references to "Enron" and "corporate disasters" are simply an inflammatory attempt to sully the character and integrity of the members of the Board of Directors by using a false and misleading guilt-by-association tactic in violation of Rules 14a-8(i)(3) and 14a-9.

It is particularly troublesome, and an abuse of the share owner proposal rule, the proxy machinery, public companies, and the Staff, for Mr. Chevedden to be involved with a proposal that includes this type of statement when Mr. Chevedden himself has previously been involved with similar statements that reference Enron, which the Staff has repeatedly directed him to delete. See, e.g., General Motors Corporation (April 3, 2002) (requiring Mr. Chevedden to delete the phrase "an Enron-type practice"); Southwest Airlines Co. (March 25, 2002) (requiring Mr. Chevedden to delete the phrase "Enron director 'side deals'," as well as various sentences and a reference to a news article in connection with such phrase); PG&E Corporation (March 1, 2002) (requiring Mr. Chevedden to delete the phrases "a widely criticized practice of the once high-flying and now bankrupt Enron" and "Enron-type practices," as well as various statements in connection with those phrases); and PG&E Corporation (February 28, 2002) (requiring Mr. Chevedden to delete the phrase "Enron-type director links," as well as various statements in connection with such phrase).

Despite Mr. Chevedden's having been repeatedly directed by the Staff to delete such "Enron"-related references as false and misleading, he has nevertheless been involved with the instant Proposal which continues to include such references. In fact, the instant Proposal goes even further than some of the previous proposals with which he has been involved by including an additional inflammatory reference to unspecified "corporate disasters" at other unnamed companies.

GE also believes that the following reference is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

- "www.cii.org"

The Staff has noted that "a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). References to website addresses often can be misleading, given that a website (particularly a third-party website, such as the one cited in the Proposal) cannot be regulated for content and is always subject to change without notice. Further, entering the URL cited above brings up the "Welcome" page of a website about the Council. While the Council maintains other pages (some of which may be accessed through the Council's "Welcome" page) that may contain information that is potentially relevant to the Proposal, the "Welcome" page does not.

Indeed, there are several recent no-action letters that have required Mr. Chevedden to delete or revise a citation to a website address, including "www.cii.org," the very website cited in the instant Proposal. See, e.g., AMR Corporation (April 3, 2002) (noting that the website address "www.cii.org" may be omitted unless Mr. Chevedden provided a citation to a specific source); Raytheon Company (March 12, 2002) (same); and The Boeing Company (March 2, 2002) (requiring Mr. Chevedden to delete the website address "www.cii.org" in its entirety). Once again, Mr. Chevedden is involved with a proposal containing language that the Staff has repeatedly directed him to delete or revise. Accordingly, the website address in the Proposal may be omitted under Rule 14a-8(i)(3).

GE also believes that the following reference is false and misleading and, therefore, excludable under Rule 14a-8(i)(3):

- "Institutional shareholders own a majority of GE stock."

Without factual support, it is unclear how the proponents made such a determination or what the proponents meant by the term "institutional shareholders." The proponents further mislead the reader by referring to a statement made by the Council in the sentence immediately prior to their reference to Company stock ownership by "institutional shareholders." Whatever "institutional shareholders" means, it is quite different from the "Council of Institutional Investors," yet the proponents' supporting statement makes it appear as if the "institutional shareholders" that own shares of the Company's common stock all support the Council's statement, when in fact the proponents have provided no factual support for such an assertion. In addition, the Proposal may be read to imply that the Council is synonymous with "institutional shareholders," which also is not true.

The Staff has consistently required Mr. Chevedden to delete similar statements from proposals submitted to other companies. See, e.g., Maytag Corporation (March 14, 2002) (requiring Mr. Chevedden to delete the statement "Institutional Investors own 57% of Maytag stock"); Raytheon Company (March 13, 2002) (requiring Mr. Chevedden to delete the statement "Raytheon is 60%-owned by institutional investors"); and Raytheon Company (March 12, 2002) (requiring Mr. Chevedden to delete the statement "Institutional Investors own 63% of Raytheon Stock"). Once again, Mr. Chevedden is involved with a proposal that contains language that the Staff has repeatedly directed him to delete. Such a statement is, once again, therefore false and misleading and may be omitted under Rule 14a-8(i)(3).

In addition to the no-action letters omitting the statements and assertions identified above, with respect to Mr. Chevedden's independence proposals alone there are numerous recent no-action requests submitted by various companies where the Staff required Mr. Chevedden to delete various statements as false and misleading, or revise them to provide additional factual support or citations or otherwise conform them to the Staff's specifications. See, e.g., Raytheon Company (March 12, 2002) (requiring that Mr. Chevedden delete various statements in the proposal in their entirety and that various other statements be omitted unless Mr.

Chevedden revised them in the manner specified by the Staff); The Boeing Company (February 7, 2002) (same); and PG&E Corporation (February 28, 2002) (requiring that various statements in the proposal either be deleted in their entirety or that Mr. Chevedden provide factual support).

* * *

Five additional copies of this letter and the enclosures are enclosed pursuant to Rule 14a-8(j) under the Exchange Act. By copy of this letter, Mr. Collins, Ms Brennan and Mr. Chevedden are being notified that GE does not intend to include the Proposal in its 2003 proxy materials.

We expect to file GE's definitive proxy materials with the Commission on or about March 7, 2003, the date on which GE currently expects to begin mailing the proxy materials to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy materials on or about February 24, 2003. GE's 2003 Annual Meeting is scheduled to be held on April 23, 2003.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,

Eliza W. Fraser

Eliza W. Fraser

Enclosure

cc: Special Counsel -- Rule 14a-8 -- No-Action Letters
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC 20549

Mr. Charles E. Collins
Ms. Patricia M. Brennan
35 Hampstead Road
Jamaica Plain, MA 02130

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Exhibit A

3 – Independent Directors for Key Board Committees

Shareholders recommend that strictly independent directors be nominated by the board for key board committees to the fullest extent possible. This includes the proportionate nomination of independent directors for the full board in order that independent director candidates will be available for nomination to the key board committees.

The standard of independence is the standard of the Council of Institutional Investors www.cii.org. "A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship." This proposal calls for our company's governing documents to be amended accordingly, including the bylaws – adopting this criteria even if companies can legally have a lesser standard of independence.

Charles E. Collins and Patricia M. Brennan, 35 Hampstead Road, Jamaica Plain, MA 02130, submit this proposal for vote at this shareholder meeting.

GE has a serious lack of independent directors.

The majority of the board is made up of:

- Current employees
- Former employees
- Directors who charge GE for legal and financial work
- Directors who have business transactions with GE

According to the 2002 GE proxy:

• **63% of the full GE Board does not meet a strict standard of independence.**

"At least two-thirds of a corporation's directors should be independent," according to the Council of Institutional Investors. Institutional shareholders own a majority of GE stock.

Furthermore:

• 33% of the Nominating Committee is not independent.
• 50% of the Audit Committee is not independent.
• 60% of the Compensation Committee is not independent.

"All members of these committees should be independent," according to the Council of Institutional Investors.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance which includes independent directors. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board that has done its job can help companies minimize the damage.

A look back at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight.

To protect our investment money at risk:

Independent Directors for Key Board Committees
YES ON 3

This proposal title is part of the rule 14a-8 shareholder submitted text and is submitted for unedited publication as the first and only title in all proxy references including each ballot.

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

CII INDEPENDENT DIRECTOR DEFINITION

(http://www.cii.org/independent_director.asp))

An independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

> NOTES: Independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:
>
> - independence is critical to a properly functioning board,
> - certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,
> - the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members,
> - while an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation. The definition approved by members of the Council contains this basic formulation. It then adds to it a list of the relationships members believe pose the greatest threat to a director's independence. The existence of any such relationship will remove a director from the independent category.

The following notes are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not generally be considered independent if he or she:

a. is, or in the past five years has been, employed by the corporation or an affiliate in an executive capacity;

   NOTES: The term "executive capacity" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

   An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 25 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises are considered affiliated.

   Affiliates include predecessor companies. A "predecessor" of the corporation is a corporation that within the last ten years represented more than 80 percent of the corporation's sales or assets when such predecessor became part of the corporation. Recent merger partners are also considered predecessors. A recent merger partner is a corporation that directly or indirectly became part of the corporation or a predecessor within the last ten years and represented more than 50 percent of the corporation's or predecessor's sales or assets at the time of the merger.

A subsidiary is an affiliate if it is at least 80 percent owned by the corporation and accounts for 25 percent of the corporation's consolidated sales or assets.

b. is, or in the past five years has been, an employee or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants;

NOTES: Advisers or consultants include, but are not limited to, law firms, accountants, insurance companies and banks.

c. is, or in the past five years has been, employed by a significant customer or supplier;

NOTES: A director shall be deemed to be employed by a significant customer or supplier if the director:

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in a supplier or customer where the sales to or by the corporation represent more than one percent of the sales of the customer or supplier or more than one percent of the sales of the corporation,

-- is, or in the past five years has been, employed by or has had a five percent or greater ownership interest in one of the corporation's debtors or creditors where the amount owed exceeds one percent of the corporation's or the third party's assets,

Ownership means beneficial or record ownership, not custodial ownership.

d. has, or in the past five years has had, a personal services contract with the corporation, its chairman, CEO or other executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal services contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

e. is, or in the past five years has been, an employee, officer or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates;

NOTES: This relationship includes that of any director who is, or in the past five years has been, an employee, officer or director of a non-profit organization to which the corporation or its affiliate gives more than $100,000 or one percent of total annual donations received (whichever is less), or who is, or in the past five years has been, a direct beneficiary of any donations to such an organization.

f. is, or in the past five years has been, a relative of an executive of the corporation or one of its affiliates;

NOTES: Relatives include spouses, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins. Executives include those serving in an "executive capacity."

and

g. is, or in the past five years has been, part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

Approved 08/25/02

Press Releases

GE Announces Corporate Governance Changes

FAIRFIELD, Conn.--(BUSINESS WIRE)--Nov. 7, 2002--GE today announced changes in corporate governance designed to strengthen the board of directors' oversight of management and to serve the long-term interests of shareowners, employees and other stakeholders.

The actions implement requirements of the Sarbanes-Oxley legislation and the proposed New York Stock Exchange listing requirements, as well as GE's own vision of good governance. They are the product of a three-month board process that involved detailed review of issues, materials and options and culminated in two special board meetings. A summary of the key changes is below.

The changes are contained in GE's corporate governance documents, which are available on a new corporate governance website, www.ge.com/governance. The documents include: GE's corporate governance principles; charters and key practices of the board committees; and a list of board and committee members who will serve effective January 1, 2003.

GE Chairman and CEO Jeffrey R. Immelt said, "In preparing and making public these documents, we were guided by some basic ideas: We should talk externally the way we run GE internally. We should try to satisfy the spirit, not just the letter, of the new corporate governance requirements. We should act promptly to implement changes in governance, and not wait for `formal' effective dates in the law that may be many months in the future.

"I want directors to probe with hard questions which stretch management so that, within the context of mutual respect, board meetings can deal in depth with core issues affecting the long-term interests of shareowners and other stakeholders," Immelt said. "By the same token, I expect directors to have even greater involvement and participation in GE -- in understanding the Company and advising the management team.

"Directors need to be our most constructive critics and our wisest counselors," Immelt said. "In short, they need to be engaged and committed partners in our task of continuing to make GE a great company, and a good company."

Unless otherwise required by law or company practice, the actions described in the governance documents will become effective on January 1, 2003.

GE (NYSE:GE) is a diversified technology and services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming and plastics, GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit http://www.ge.com.

General Electric Company
Changes in Governance Practices

Key governance actions taken by GE include:

-- On January 1, 2003, 11 of GE's 17 directors will be independent under NYSE standards (11 of the 19 current members are independent). GE's goal is for two-thirds of its directors to be independent.

--

GE will consider directors independent if the sales to, and purchases from, GE total less than one percent of the revenues of the companies they serve as executive officers.

Similar tests will be applied to loans from and to GE -- and to charitable contributions from GE to an organization that a GE director serves as officer or director.

-- Audit Committee members must meet an additional "independence" test under Sarbanes-Oxley: their directors' fees must be the only compensation they receive from the Company. GE will apply this stricter test to members of the Management Development and Compensation Committee and Nominating and Corporate Governance Committee, even though not required by law to do so.

-- Non-employee directors will meet without management at least three times a year. The board has decided that the chairperson of the compensation committee, currently Andrew C. Sigler, will serve as presiding director at these meetings. The non-employee directors will meet more often if the presiding director so directs.

-- The presiding director will also advise on the selection of committee chairs and on the agenda for board meetings.

-- In December of each year, the CEO will discuss with the full board key future issues relating to strategy, risk and integrity that the board should consider. The board then will set a schedule of major discussion items for the following year.

-- Each director will visit two of GE's businesses a year without the presence of corporate management so that directors can have direct exchanges with operating leadership.

-- The Board has established an annual self-evaluation process under which information will be gathered annually in November and then discussed at both Board and Committee meetings in December.

-- Directors who also serve as CEOs should not serve on more than two public company boards in addition to the GE board, and other directors should not serve on more than four public company boards in addition to the GE board. The chair of the Audit Committee should not serve on more than one other audit committee of a public company, and other members of the Audit Committee should not serve on more than two.

-- The responsibilities of the Audit Committee will increase, and it will meet at least seven times per year. These responsibilities include: review of public disclosure processes and public financial disclosures -- 10Qs, 8Ks, 10K, earnings releases, presentations to analysts and rating agencies; review of key auditing principles and decisions; approval of independent auditor and all audit and non-audit work; concurrence in the appointment of the head of the internal Corporate Audit Staff; review of the annual audit plan conducted by both internal and independent auditors; and separate quarterly meetings with head of internal auditors and with independent auditor.

-- As announced in July 2002, GE senior management are required to hold a specified amount of GE stock as a multiple of the executive's base salary, as well as holding for at least one year the net shares of GE stock that they receive by exercising stock options.

-- To align its interests with the long-term interests of shareowners, the Board decided that Deferred Stock Units (DSUs) will be 60 percent of the annual director compensation in the future. These DSUs will not pay out until one year after a director leaves the board. DSUs will replace stock options as the equity portion of annual director compensation going forward, and when directors exercise existing stock options they will be subject to the same one-year holding period that applies to GE senior management.

--30--mem/ny*

CONTACT: General Electric, Fairfield
Gary Sheffer, 203/373-3476

Annex 3

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Changes in Governance Practices

Key governance actions taken by GE include:

- On January 1, 2003, 11 of GE's 17 directors will be independent under NYSE standards (11 of the 19 current members are independent). GE's goal is for two-thirds of its directors to be independent.
- GE will consider directors independent if the sales to, and purchases from, GE total less than one percent of the revenues of the companies they serve as executive officers. Similar tests will be applied to loans from and to GE -- and to charitable contributions from GE to an organization that a GE director serves as officer or director.
- Audit Committee members must meet an additional "independence" test under Sarbanes-Oxley: their directors' fees must be the only compensation they receive from the Company. GE will apply this stricter test to members of the Management Development and Compensation Committee and Nominating and Corporate Governance Committee, even though not required by law to do so.
- Non-employee directors will meet without management at least three times a year. The board has decided that the chairperson of the compensation committee, currently Andrew C. Sigler, will serve as presiding director at these meetings. The non-employee directors will meet more often if the presiding director so directs.
- The presiding director will also advise on the selection of committee chairs and on the agenda for board meetings.
- In December of each year, the CEO will discuss with the full board key future issues relating to strategy, risk and integrity that the board should consider. The board then will set a schedule of major discussion items for the following year.
- Each director will visit two of GE's businesses a year without the presence of corporate management so that directors can have direct exchanges with operating leadership.
- The Board has established an annual self-evaluation process under which information will be gathered annually in November and then discussed at both Board and Committee meetings in December.
- Directors who also serve as CEOs should not serve on more than two public company

boards in addition to the GE board, and other directors should not serve on more than four public company boards in addition to the GE board. The chair of the Audit Committee should not serve on more than one other audit committee of a public company, and other members of the Audit Committee should not serve on more than two.

- The responsibilities of the Audit Committee will increase, and it will meet at least seven times per year. These responsibilities include: review of public disclosure processes and public financial disclosures -- 10Qs, 8Ks, 10K, earnings releases, presentations to analysts and rating agencies; review of key auditing principles and decisions; approval of independent auditor and all audit and non-audit work; concurrence in the appointment of the head of the internal Corporate Audit Staff; review of the annual audit plan conducted by both internal and independent auditors; and separate quarterly meetings with head of internal auditors and with independent auditor.

- As announced in July 2002, GE senior management are required to hold a specified amount of GE stock as a multiple of the executive's base salary, as well as holding for at least one year the net shares of GE stock that they receive by exercising stock options.

- To align its interests with the long-term interests of shareowners, the Board decided that Deferred Stock Units (DSUs) will be 60 percent of the annual director compensation in the future. These DSUs will not pay out until one year after a director leaves the board. DSUs will replace stock options as the equity portion of annual director compensation going forward, and when directors exercise existing stock options they will be subject to the same one-year holding period that applies to GE senior management.

Governance Principles



Governance Principles

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an on-going and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management. GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the company for its shareowners. The board of directors is elected by the shareowners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board. The board of directors has 8 scheduled meetings a year at which it reviews and discusses reports by management on the performance of the company, its plans and prospects, as well as immediate issues facing the company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

b. providing counsel and oversight on the selection, evaluation development and compensation of senior management;

c. reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions;

d. assessing major risks facing the company---and reviewing options for their mitigation; and

e. ensuring processes are in place for maintaining the integrity of the company---the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications. Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing diverse experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time. Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Current positions in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 for special circumstances.

4. Independence of Directors. A majority of the directors will be independent directors under the proposed New York Stock Exchange (NYSE) rules. The board has determined that on January 1, 2003, 11 of GE's 17 directors will be independent.

All future non-employee directors will be independent. GE will seek to have a minimum of ten independent directors at all times, and it is the board's goal that at least two-thirds of the directors will be independent under the NYSE guidelines. Directors who do not meet the NYSE's independence standards also make valuable contributions to the board and to the company by reason of their experience and wisdom.

To be considered independent under the proposed NYSE rules, the board must determine that a director does not have any direct or indirect material relationship with GE. The board has established the following guidelines to assist it in determining director independence in accordance with that proposed rule:

a. A director will not be independent if, within the preceding five years: (i) the director was employed by GE; (ii) an immediate family member of the director was employed by GE as an officer; (iii) the director was employed by or affiliated with GE's independent auditor; (iv) an immediate family member of the director was employed by GE's independent auditor as a partner, principal or manager; or (v) a GE executive officer was on the board of directors of a company which employed the GE director, or which employed an immediate family member of the director as an officer;
b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence: (i) if a GE director is an executive officer of another company that does business with GE and the annual sales to, or purchases from, GE are less than one percent of the annual revenues of the company he or she serves as an executive officer; (ii) if a GE director is an executive officer of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer; and (iii) if a GE director serves as an officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are less than one percent of that organization's total annual charitable receipts. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.) The board will annually review all commercial and charitable relationships of directors. Whether directors meet these categorical independence tests will be reviewed and will be made public annually prior to their standing for re-election to the board.
c. The following 11 directors are independent under the foregoing guidelines: Cash, Fudge, Gonzalez, Jung, Langone, Lafley, Larsen, Lazarus, Sigler, Swieringa and Warner.
d. For relationships not covered by the guidelines in subsection (b) above, the determination of whether the relationship is material or not, and therefore whether the

director would be independent or not, shall be made by the directors who satisfy the independence guidelines set forth in subsections (a) and (b) above. For example, if a director is the CEO of a company that purchases products and services from GE that are more than one percent of that company's annual revenues, the independent directors could determine, after considering all of the relevant circumstances, whether such a relationship was material or immaterial, and whether the director would therefore be considered independent under the proposed NYSE rules. The company would explain in the next proxy statement the basis for any board determination that a relationship was immaterial despite the fact that it did not meet the categorical standards of immateriality set forth in subsection (b) above.

The company will not make any personal loans or extensions of credit to directors or executive officers, other than consumer loans or credit card services on terms offered to the general public. No director or family member may provide personal services for compensation to the company.

5. Size of Board and Selection Process. The directors are elected each year by the shareowners at the annual meeting of shareowners. Shareholders may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 15 directors.

6. Board Committees. The board has established the following committees to assist the board in discharging its responsibilities: (i) audit; (ii) management development and compensation; (iii) nominating and corporate governance; and (iv) public responsibilities. The current charters and key practices of these committees are published on the GE website, and will be mailed to shareowners on written request. The committee chairs report the highlights of their meetings to the full board following each meeting of the respective committees. The committees occasionally hold meetings in conjunction with the full board. For example, it is the practice of the audit committee to meet in conjunction with the full board in February so that all directors may participate in the review of the annual financial statements for the prior year and financial plans for the current year.

7. Independence of Committee Members. In addition to the requirement that a majority of the board satisfy the independence standards discussed in section 4 above, members of the audit committee must also satisfy an additional NYSE independence requirement. Specifically, they may not directly or indirectly receive any compensation from the company other than their directors' compensation. As a matter of policy, the board will also apply this additional requirement to members of the management development and compensation committee and to members of the nominating and corporate governance committee.

8. Meetings of Non-Employee Directors. The board will have at least three regularly scheduled meetings a year for the non-employee directors without management present. The directors have determined that the chairman of the management development and compensation committee will preside at such meetings, and will serve as the presiding director in performing such other functions as the board may direct, including advising on the selection of committee chairs and advising management on the agenda for board meetings. The non-employee directors may meet without management present at such other times as determined by the presiding director.

9. Self-Evaluation. As described more fully in the key practices of the nominating and corporate governance committee, the board and each of the committees will perform an annual self-evaluation. Each November, the directors will be requested to provide their assessments of the effectiveness of the board and the committees on which they serve. The individual assessments will be organized and summarized by an independent corporate governance expert for discussion with the board and the committees in December.

10. Setting Board Agenda. The board shall be responsible for its agenda. At the December board meeting, the CEO will propose for the board's approval key issues of strategy, risk and integrity to be scheduled and discussed during the course of the next calendar year. Before that meeting, the board will be invited to offer its suggestions. As a result of this process, a schedule of major discussion items for the following year will be established. Prior to each board meeting, the CEO will discuss the other specific agenda items for the meeting with the presiding director. The CEO and the presiding director, or committee chair as appropriate, shall determine the nature and extent of information that shall be provided regularly to the directors before each scheduled board or committee meeting. Directors are urged to make suggestions for agenda items, or additional pre-meeting materials, to the CEO, the presiding director, or appropriate committee chair at any time.

11. Ethics and Conflicts of Interest. The board expects GE directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the policies comprising GE's code of conduct set forth in the company's integrity manual, The Spirit and Letter of Our Commitment. The board will not permit any waiver of any ethics policy for any director or executive officer. If an actual or potential conflict of interest arises for a director, the director shall promptly inform the CEO and the presiding director. If a significant conflict exists and cannot be resolved, the director should resign. All directors will recuse themselves from any discussion or decision affecting their personal, business or professional interests.The board shall resolve any conflict of interest question involving the CEO, a vice chairman or a senior vice president, and the CEO shall resolve any conflict of interest issue involving any other officer of the company.

12. Reporting of Concerns to Non-Employee Directors or the Audit Committee. Beginning on January 1, 2003, anyone who has a concern about GE's conduct, or about the company's accounting, internal accounting controls or auditing matters, may communicate that concern directly to the presiding director, to the non-employee directors, or to the audit committee. Such communications may be confidential or anonymous, and may be e-mailed, submitted in writing, or reported by phone to special addresses and a toll-free phone number that will be published on the company's website. All such concerns will be forwarded to the appropriate directors for their review, and will be simultaneously reviewed and addressed by GE's ombudsman in the same way that other concerns are addressed by the company. The status of all outstanding concerns addressed to the non-employee directors, the presiding director, or the audit committee will be reported to the directors on a quarterly basis. The non-employee directors, the presiding director, or the audit committee may direct special treatment, including the retention of outside advisors or counsel, for any concern addressed to them. The company's integrity manual prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

13. Compensation of Board. The nominating and corporate governance committee shall have the responsibility for recommending to the board compensation and benefits for non-employee directors. In discharging this duty, the committee shall be guided by three goals: compensation should fairly pay directors for work required in a company of GE's size and scope; compensation should align directors' interests with the long-term interests of shareowners; and the structure of the compensation should be simple, transparent and easy for shareowners to understand. As discussed more fully in the key practices of the nominating and corporate governance committee, the committee believes these goals will be served by providing 40% of non-employee director compensation in cash and 60% in deferred stock units starting in 2003. At the end of each year, the nominating and corporate governance committee shall review non-employee director compensation and benefits.

14. Succession Plan. The board shall approve and maintain a succession plan for the CEO and senior executives, based upon recommendations from the management development and compensation committee.

15. Annual Compensation Review of Senior Management. The management development and compensation committee shall annually approve the goals and objectives for compensating the CEO. That committee shall evaluate the CEO's performance in light of these goals before setting the CEO's salary, bonus and other incentive and equity compensation. The committee shall also annually approve the compensation structure for the company's officers, and shall evaluate the performance of the company's senior executive officers before approving their salary, bonus and other incentive and equity compensation.

16. Access to Senior Management. Non-employee directors are encouraged to contact senior managers of the company without senior corporate management present. To facilitate such contact, non-employee directors are expected to make two regularly scheduled visits to GE businesses a year without corporate management being present.

17. Access to Independent Advisors. The board and its committees shall have the right at any time to retain independent outside financial, legal or other advisors.

18. Director Orientation. The general counsel and the chief financial officer shall be responsible for providing an orientation for new directors, and for periodically providing materials or briefing sessions for all directors on subjects that would assist them in discharging their duties. Each new director shall, within six months of election to the board, spend a day at corporate headquarters for personal briefing by senior management on the company's strategic plans, its financial statements, and its key policies and practices.

Press Releases

Ralph S. Larsen Joins GE Board of Directors

FAIRFIELD, Conn.--(BUSINESS WIRE)--July 29, 2002--Ralph S. Larsen, 63, former Chairman of the Board and Chief Executive Officer of Johnson & Johnson, has been elected to the board of the General Electric Company, the world's largest diversified services, technology and manufacturing company. His election brings the membership of GE's board to 17.

GE Chairman and CEO Jeff Immelt said, "We're excited and honored to have someone of Ralph Larsen's stature and experience on the GE Board. At J&J, Ralph was all about consistent growth, unyielding integrity and innovative global thinking, a management philosophy that matches our values and our agenda at GE. He'll be an asset to the board and a terrific resource for our business leaders."

Larsen joined Johnson & Johnson, the diversified international health care company, as a manufacturing trainee with the Johnson & Johnson Domestic Operating Company in 1962, advancing through a series of increasingly responsible assignments in manufacturing and distribution. He was named vice president of marketing for the McNeil Consumer Products Company in 1980. Larsen left Johnson & Johnson for two years to serve as president of Becton Dickinson's Consumer Products Division and returned to Johnson & Johnson as president of its Chicopee subsidiary in 1983.

In 1986, Larsen was named a company group chairman and later that year was promoted to Vice Chairman of the Executive Committee and Chairman of the Consumer Sector. Larsen was elected to the Johnson & Johnson Board of Directors in 1987. He was named Chairman of the Board and Chief Executive Officer in 1989 and stepped down as Chairman on April 25, 2002.

A graduate of Hofstra University, Mr. Larsen also is a veteran of the U.S. Navy.

He currently serves as a member of the Board of Directors of Xerox Corporation and AT&T Wireless and is a fellow of the American Academy of Arts and Sciences. Larsen is former Co-Chairman and member of the Policy Committee of the Business RoundTable, former Chairman and member of the Executive Committee of the Business Council and previously served as a member of the President's Advisory Committee for Trade Policy and Negotiations.

He and his wife, Dorothy, are the parents of three children.

--30--db/in*

CONTACT: General Electric Company
Gary Sheffer, 203/373-3476
gary.Sheffer@corporate.ge.com

Annex 6

Press Releases

A.G. Lafley and Robert J. Swieringa Join GE Board

FAIRFIELD, Conn.--(BUSINESS WIRE)--Oct. 28, 2002--Alan G. "A.G." Lafley, 55, chairman of the board, president and chief executive of the Procter & Gamble Company, and Robert J. Swieringa, 60, dean of the Johnson School of Management at Cornell University, have been elected to the board of the General Electric Company, the world's largest diversified technology, services and manufacturing company.

Both new directors satisfy the independence requirements under the proposed New York Stock Exchange rules. Lafley has been appointed to GE's Nominating and Corporate Governance committee. Dr. Swieringa, a nationally recognized accounting expert, has been appointed to the Audit committee, in part to meet the requirements of the Sarbanes-Oxley legislation encouraging public companies to have a "financial expert" on their audit committees.

Lafley became chairman of the board at P&G, the worldwide consumer products company, in 2002, after being named president and chief executive in 2000.

"The GE Board is gaining a leading and respected voice on corporate governance and a terrific business strategist in A.G. Lafley," GE Board Chairman and CEO Jeff Immelt said. "His vast knowledge of consumer markets and his innovative approach to building brand and product strength will help GE continue to grow and create shareowner value."

Lafley joined P&G in 1977 in marketing and held a variety of positions in P&G's laundry and cleaning businesses before being named group vice president in 1992. In 1995, Lafley was named executive vice president with responsibility for Asia. In 1999, he was named president of P&G's global Beauty Care business and the North America market development organization.

Lafley earned a bachelor's degree in History from Hamilton College and a master's degree in business administration from Harvard Business School. Before joining P&G, Lafley served five years in the U.S. Navy.

Dr. Swieringa was named Anne and Elmer Lindseth Dean and Professor of Accounting at the Samuel Curtis Johnson Graduate School of Management at Cornell in 1997. From 1986 to 1996, Dr. Swieringa was a member of the Financial Accounting Standards Board (FASB), the policy-making organization for accounting issues in the United States. He has held faculty positions at Cornell, the School of Management at Yale University and the Graduate School of Business at Stanford University.

Immelt said, "Dr. Swieringa is one of the world's outstanding accounting scholars and educators and has helped shape and strengthen the nation's accounting standards. The GE Board will benefit greatly from his diverse experiences and his vast knowledge of corporate accounting issues."

Dr. Swieringa earned a bachelor's degree in economics from Augustana College (Illinois), a master's degree in business administration at the University of Denver and a doctorate in accounting and complex organizations at the University of Illinois. He has been active in the American Accounting Association.

He is the co-author of four books on accounting and has authored or co-authored more than 50 articles in scholarly journals. Prior to his academic career, Dr. Swieringa managed a family-owned business, Hammond Organ Studios, in Iowa and Illinois.

Today's elections brings the membership of GE's board to 19.

GE (NYSE:GE) is a diversified technology and services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming and plastics, GE operates in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit http://www.ge.com.

--30--bp/ny*

CONTACT: For General Electric Company
Gary Sheffer, 203/373-3476

Annex 7

We bring good things to life.

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Director Independence

- > **Governance**
- > GE Governance Principles
- • GE Director Independence
- > GE Board Composition
- GE Board Committees
  - > Audit Committee
  - > Management Development and Compensation Committee
  - > Nominating and Corporate Governance Committee
  - > Public Responsibilities Committee
- > Governance News and Views
- > Past GE Directors
- > Certificate of Incorporation and By-Laws

Directors will be considered "independent" if the sales to, and buys from, GE are less than one percent of the revenues of companies they serve as executive officers, and if loans provided by GE to a company they serve as executive officers, and loans received by GE from such companies, constitute less than one percent of the total assets of such company. Moreover, if a GE director serves as an officer or director of a charitable organization, the GE director will be considered "independent", if GE donates less than one percent of that organization's annual charitable receipts.
Jeff Immelt, Chairman of the Board & CEO

As of January 1, 2003, 11 of 17 GE directors will be independent under proposed NYSE guidelines. Below is a list of each director's independence.

Independent



> **James I. Cash, Jr.**
Director since 1997



> **Ann M. Fudge**
Director since 1999



> **Claudio X. Gonzalez**
Director since 1993



> **Andrea Jung**
Director since 1998



> **A.G. Lafley**
Director since 2002



> **Kenneth G. Langone**
Director since 1999

Management Directors



> **Jeffrey R. Immelt**
Chairman of the Board and CEO, General Electric Company
Director since 2000



> **Dennis D. Dammerman**
Vice Chairman
Director since 1994



> **Gary L. Rogers**
Vice Chairman
Director since 2001



> **Bob Wright**
Vice Chairman
Director since 2000

Material Relationship with GE



> **Sam Nunn**
Director since 1997



> **Roger S. Penske**
Director since 1994



> **Ralph S. Larsen**
Director since 2002



> **Rochelle B. Lazarus**
Director since 2000



> **Andrew C. Sigler**
Director since 1984



> **Robert J. Swieringa**
Director since 2002



> **Douglas A. Warner III**
Director since 1992

Paolo Fresco and Scott McNealy will leave the GE Board at the end of 2002. Read Jeff Immelt's statement thanking them for their service to GE.



> **Paolo Fresco**
Director since 1990



> **Scott G. McNealy**
Director since 1999

GE Board Composition

> **Governance**
> GE Governance Principles
> GE Director Independence
• GE Board Composition
GE Board Committees
> Audit Committee
> Management Development and Compensation Committee
> Nominating and Corporate Governance Committee
> Public Responsibilities Committee
> Governance News and Views
> Past GE Directors
> Certificate of Incorporation and By-Laws

Below reflects the GE Board Composition as of January 1,

	Audit Committee	Nominating and Corporate Governance Committee	Management Development and Compensation Committee	Public Responsibilities Committee
Outside Directors				
Independent				
> James I. Cash, Jr.	X			X
> Ann M. Fudge	X			X
> Claudio X. Gonzalez	Chair	X	X	
> Andrea Jung		X	X	
> A.G. Lafley		X		
> Kenneth G. Langone*	X	X	X	
> Ralph S. Larsen		X		
> Rochelle B. Lazarus		X		X
> Andrew C. Sigler	X	X	Chair	
> Robert J. Swieringa	X			
> Douglas A. Warner III*	X	Chair	X	
Material Relationships with GE				
> Sam Nunn				Chair
> Roger S. Penske				X
Inside Directors				
Management Directors				
> Jeffrey R. Immelt				X
> Dennis D. Dammerman				X
> Gary L. Rogers				X
> Bob Wright				X

* The 2002 GE proxy statement described relationships between GE and Kenneth G. Langone and Douglas A. Warner, III. During 2002, these relationships changed. Mr. Langone's company has ceased providing brokerage services to GE. Also, Mr. Warner retired from J.P. Morgan Chase & Co., at the end of 2001. Thus , they are both independent under proposed NYSE independence rules.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 7, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

General Electric Company (GE)
Investor Response to Company No Action Request
Established Topic: Independent Directors for Key Board Committees
Chuck Collins
Patricia Brennan

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress a well-established shareholder proposal topic.

The text that follows supports the respective line-listing in the shareholder proposal.

Line 7
SLB No. 14 accepted the inclusion of websites in shareholder proposals with, "[W]e count a website address as one word for purposes of the 500-word limitation ..."

The following are precedents for the Council of Institutional Investor or other corporate governance websites to be included in proposal text:

1) Hewitt-Packard Company (December 17, 2002)
Allowed a website reference that included a "citation to a specific source."

2) Occidental Petroleum Corporation (March 8, 2002)
"• revise the phrase that begins 'Pills adversely affect ...' and ends '... www.thecorporatelibrary.com/power' so that it includes the accurate quote from the page reference to the referenced source;"

3) The Boeing Company (February 7, 2002)
The company asked that the Council of Institutional Investors website be suppressed. The Staff letter did not instruct the proponent to omit the website and Boeing published the website.

Line 14
The lack of independence of the directors is supported by the text immediate following line 14. The company apparently agrees that some of GE's directors do not meet the

independence standard of the Council of Institutional Investors by stating: "some of GE's directors may not satisfy a definition of 'independence' set forth by the CII ..."

The company does not address specifically the directors cited in the proposal text. Furthermore the company introduces its red herring that elsewhere on the board there have been changes.

The company jumps to its well-worn accusation of inflammatory without having directly addressing the text in the proposal. Furthermore without directly addressing the proposal text the company cites various other cases which could thus not be comparable cases.

Line 15 to 19

The proposal text correctly states the majority of the board is made up of:

Current Employees
Former employees
Directors who charge GE for legal and financial work
Directors who have business transactions with GE

The company apparently agrees that the statement is correct at the time specified. The company argument in a nutshell is that any correct shareholder text, supported by a timely company regulatory filing, can be suppressed if the company can claim it has since made selective changes.

Line 23

The Reuters Yahoo! Report is included to support the approximate 54% figure for institutional ownership. The company claim of ignorance on this institutional investor ownership percentage is like a confession of company incompetence in conducting elementary corporate governance research and damages company credibility. The company has failed to give a basis to suppress shareholders from communicating information which is increasingly available from reliable internet sources.

There is no textual claim that the Council of Institutional Investors and Institutional shareholders are the same. In comparing the 4-word and 2-word phrases in the two different sentences only one word is the same and this one word is an adjective.

Line 31

The text, "Enron ... is from *Business Week*, October 7, 2002.

The attached cover pages for the BNA, Inc. *Securities Regulation & Law* special report titled, "Enron Fallout, Public Policy Consequences of Enron's Collapse" show that Enron has a multifaceted public policy impact with lessons for all companies.

The company fails to address that a mere reference to "the post-Enron era," as the business media does on an almost daily basis, is a far milder example than any of the cases the company cites. The company does not explain why these cases should nonetheless apply given the differences with the text in this proposal. With this key omission the company again resorts to its trademark wolf-cry: "inflammatory."

Line 33

The text "In a time of crises ..." is based on *Business Week*, October 7, 2002

The company seems to be in a state of denial that there could be an emergency or crises in the future. Also the company claims (in error) that the suggestion of preparing for a possible future emergency, will impugn the board.

Line 36

The supporting *Business Week* text is included from "The Best & Worst Boards, October 7, 2002. The company claims (in error) that to cite the finding of a respected source, a detailed discussion on the methodology of that source must be included within the 500-word text.

Not Substantially Implemented

Contrary to the company insinuation the title of this proposal is not "[adopt] changes to strengthen director independence."

The company claims (in error) that various "changes to strengthen director independence" and having "significantly increased the independence of its Board" are the same as a specific proposal for "Independent Directors for Key Board Committees." This is impossible unless the company conclusively establishes that these changes will automatically and consistently result in "Independent Directors for Key Board Committees" – the true title of the proposal.

The purported increased independence is moot because the company does not assert that it adopted a rule or other means to consistently maintain any purported increase in independence.

Not Ordinary Business

The company description of its temporary changes is vague and allows powers to be subtracted from this proposal under the guise of the "board's choice." On this basis the company seeks to permanently suppress this topic from shareholder ballot consideration.

From *Analysis of Key SEC No-Action Letters:*

Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.

American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.

Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

The company does not address whether it fits to this description:

Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established proposal topic or any text segment.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Chuck Collins
Patricia Brennan

Jeffrey Immelt
Chairman

Profile - General Electric Company (NYSE:GE)

As of 24-Dec-2002

Enter symbol: symbol lookup Get Profile

Upcoming Events

Jan 17 Earnings Announcement

Jan 27 Dividend payment of $0.19

Location

3135 Easton Turnpike
Fairfield, CT 06431

Phone: (203) 373-2211
Fax: (203) 373-3131
Email:
richard.wacker@corporate.ge.com

Employees (last reported count):
310,000

Financial Links

·Institutional Ownership
·Upgrade/Downgrade History
·Historical Price Data
·SEC Filings from Edgar Online

Competitors:
·Sector: Conglomerates
·Industry: Conglomerates

Company Websites

·Home Page
·Investor Relations
·Employment
·Products & Services
·Subsidiaries
·Divisions

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Index Membership

·Dow Industrials
·S&P 500

Ownership

- **Insider and 5%+ Owners:** 1%
- Over the last 6 months:
  - 6 insider buys; 32.0K shares
  - one insider sell; 30.0K shares
- **Institutional:** 54% (55% of float) (3,781 institutions)
- **Net Inst. Buying:** 370.8M shares

Business Summary

[Email this to a friend]

General Electric Company (GE) is a diversified industrial corporation that engages in developing, manufacturing and marketing products for the generation, transmission, distribution, control and utilization of electricity. GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines, and engineered materials. GE's services include product services, electrical product supply houses, electrical apparatus installation, engineering, repair and rebuilding services, and computer-related information services. Through its National Broadcasting Company affiliate, GE delivers network television services, operates television stations, and provides cable, Internet and multimedia programming and distribution services.

More from Market Guide: Expanded Business Description

Financial Summary

GE is a diversified industrial corporation whose products include appliances, lighting products, aircraft engines and plastics. GE also provides television, cable, internet, distribution, engineering and financial services. For the nine months ended 9/02, revenues rose 5% to $96.32 billion. Net income before accounting change rose 18% to $12.03 billion. Results reflect increased consumer and commercial finance revenues, and lower interest cost.

More from Market Guide: Significant Developments

BNA, INC.

SECURITIES REGULATION & LAW

VOL. 34, NO. 9 MARCH 4, 2002

ENRON

FALLOUT

Public Policy Consequences of Enron's Collapse

Enron Fallout

CONTRIBUTORS

Editors: Mike Cavanagh, Melanie I. Dooley, Dana Domone, Steve France, Susan Jenkins, John Kirkland, Rebecca Pearl McCracken, Toby J. McIntosh, Cathleen O. Schoultz, Sarah Stevens, Ronald Taylor and Joe Tinkelman

Reporters: Cheryl Bolen, *Daily Report for Executives*; Steve Burkholder, *BNA Correspondent*; Phyllis Diamond, *Securities Regulation & Law Report*; Stephanie Ingersoll, *Daily Report for Executives*; Robin Lee, *Bankruptcy Law Reporter*; Rachel McTague, *Securities Regulation & Law Report*; Kurt J. Ritterpusch, *Pension & Benefits Reporter*; Katherine M. Stimmel, *Daily Tax Report*; Adam Wasch, *BNA's Banking Report*

Graphics: Cordelia D. Gaffney, Kathleen E. Ayiku

Copies of this report are available at $35.00 (plus applicable state sales tax and shipping fees) from BNA PLUS, 1231 25 St. N.W., Washington, D.C. 20037; (800) 452-7773; (202) 452-4323 in Washington, D.C., with the following quantity discounts: 6-10 copies, 10%; 11-25 copies, 15%; 26-50 copies, 20%; 51-500 copies, 25%; 501-1000 copies, 30%; 1001 or more copies, negotiable.

Enron Fallout

SPECIAL REPORT

Enron memorabilia is selling on E-Bay. Enron memories are being collected in congressional hearings. And Enron's future will be sorted out by a bankruptcy court.

But where will the Enron experience engender changes in public policies?

This special report by BNA editors examines the potential policy fallout in several dozen specific areas.

Changes Likely in Securities, Accounting, Auditing, Pensions, Other Areas

In the four months since Enron declared bankruptcy, investigators are probing to learn what really happened, and the gears of the policy-making machinery have just begun to crank.

Some changes are already being made by regulatory or self-regulatory bodies, and statutory changes from Congress are anticipated.

The scope of subjects under discussion is quite sweeping. Reforms may eventually affect securities, accounting and auditing, corporate governance, retirement plans, banking, federal contracting, energy policy, bankruptcy law, tax policy, and more.

Action is expected by the Securities and Exchange Commission to address security analysts' conflicts of interest, to require faster disclosure of insider transactions, and to beef up disclosures in annual reports. The stock exchanges may tighten rules governing the independence of corporate directors. The SEC will seek stronger powers to penalize corporate executives and will press Congress to follow through on 2001 legislation promising to raise staff salaries at the commission.

In the accounting arena, the use of special purpose entities to disguise revenue losses—a major factor in Enron's demise, and a practice condoned by Arthur Andersen as consistent with current accounting standards—is already being revisited by the Financial Accounting Standards Board.

Changes also may be in store regarding "SAS 50 letters," written by accountants to bless hypothetical transactions and relied upon by investment banks. Already in the works were rule proposals on auditors' duties to report fraud. And the securities rating agencies are reconsidering how quickly they act to warn investors.

It appears that some form of legislative fix for the oversight of accountants will be approved by Congress this year.

Serious attention to the issue of auditor independence is predictable, but the outcome is less so. BNA has learned that the SEC is looking to reopen rulemaking on this subject. Complications almost surely will arise during debates over which functions auditors should be constrained from performing.

Pension Changes Seen Needed. In the pension area, fairly wide sentiment exists that some reforms are advisable. President Bush on Feb. 1 proposed a reform package, but Democrats are looking to pass more stringent approaches.

Members of Congress and the Bush administration agree that some sort of pension reform is needed to address Enron-related concerns. Most of the legislation introduced so far focuses on plan investments in employer stock and the provision of investment advice to plan participants. Some bills would limit the amount of employer stock that could be contributed to Section 401(k) plans. Other bills would require employers to educate their employees about pension investments and the risks of putting employer stock into their plans.

Legislation also has been introduced to tighten the rules for pension plan fiduciaries—individuals or entities that control plan assets—to ensure that the fiduciaries act in the interest of participants and beneficiaries. Some bills would increase penalties for fiduciaries who misrepresent the financial health of the plan sponsor. Others would protect plan benefits during a change in plan administrator, when participants typically cannot access their accounts for a period of time during the changeover.

Immediate Expensing for Stock Options? Expensing of stock options may become an explosive topic later this year, when the International Accounting Standards Board is expected to require immediate expensing. While not binding, the IASB will generate pressure for U.S. adoption of such a standard, which corporations are already mobilizing to defeat.

Also in the offing is a strong possibility that Enron, and much less probably Andersen, will be prevented from holding government contracts.

The reality of the largest bankruptcy in history has cast a hotter light on several provisions in long-pending bankruptcy reform legislation.

Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors—curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies, for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter. The buoyant stock market rewarded both good and bad boards. But when the bubble burst, that changed. Suddenly, the importance of governance was clear. In a time of crisis, a vigorous board that has done its job can help companies minimize the damage. A look back at *BusinessWeek*'s inaugural ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-governed companies are buying a form of insurance. "A good board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books—all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling—Tyco, WorldCom, Global Crossing—confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc., CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled over. And in July, the head of the compensation committee, who had business ties to Cotsakos, resigned. At Dollar General Corp., CEO Cal Turner Jr. returned $6.8 million he re-

PRINCIPLES OF GOOD GOVERNANCE

Here's what we look for in evaluating boards

INDEPENDENCE

No more than two directors should be current or former company executives, and none should do business with the company or accept consulting or legal fees from it. The audit, compensation, and nominating committees should be made up solely of independent directors.

STOCK OWNERSHIP

Each director should own an equity stake in the company worth at least $150,000, excluding stock options. The only exception: new board members who haven't had time to build a large stake.

DIRECTOR QUALITY

Boards should include at least one independent director with experience in the company's core business and one who is the CEO of an equivalent-size company. Fully employed directors should sit on no more than four boards; retirees no more than seven. Each director should attend at least 75% of all meetings.

BOARD ACTIVISM

Boards should meet regularly without management present and should evaluate their own performance every year. Audit committees should meet at least four times a year. Board should be frugal on executive pay, decisive when planning a CEO succession, diligent in oversight responsibilities, and quick to act when trouble strikes.

HOW WE RATED THEM The *BusinessWeek* ratings were based on a survey of 51 governance experts conducted for *BusinessWeek* by Harris Interactive, a proxy analysis by *BusinessWeek* of companies identified by survey respondents as having the "most effective" and "least effective" boards, and an analysis of overall board performance by *BusinessWeek* editors. The proxy analysis grades each company on the extent to which it meets 16 governance standards in the areas of independence, accountability, and quality. Performance measures include the board's handling of strategy, oversight, and executive pay. Data were provided by the Investor Responsibility Research Center, the Corporate Library, and Institutional Shareholder Services.

3 – Independent Directors for Key Board Committees

Shareholders recommend that strictly independent directors be nominated by the board for key board committees to the fullest extent possible. This includes the proportionate nomination of independent directors for the full board in order that independent director candidates will be available for nomination to the key board committees.

The standard of independence is the standard of the Council of Institutional Investors www.cii.org. "A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation or its CEO is his or her directorship." This proposal calls for our company's governing documents to be amended accordingly, including the bylaws – adopting this criteria even if companies can legally have a lesser standard of independence.

Charles E. Collins and Patricia M. Brennan, 35 Hampstead Road, Jamaica Plain, MA 02130, submit this proposal for vote at this shareholder meeting.

GE has a serious lack of independent directors.

The majority of the board is made up of:

- Current employees
- Former employees
- Directors who charge GE for legal and financial work
- Directors who have business transactions with GE

According to the 2002 GE proxy:

- **63% of the full GE Board does not meet a strict standard of independence.**

"At least two-thirds of a corporation's directors should be independent," according to the Council of Institutional Investors. Institutional shareholders own a majority of GE stock.

Furthermore:

- 33% of the Nominating Committee is not independent.
- 50% of the Audit Committee is not independent.
- 60% of the Compensation Committee is not independent.

"All members of these committees should be independent," according to the Council of Institutional Investors.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance which includes independent directors. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board that has done its job can help companies minimize the damage.

A look back at *Business Week's* inaugural ranking of the best and worst boars in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight.

To protect our investment money at risk:

Independent Directors for Key Board Committees

YES ON 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 16, 2002

The proposal recommends "that strictly independent directors be nominated by the board for key board committees to the fullest extent possible."

We are unable to concur in your view that GE may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;
- revise the sentence "GE has a serious lack of independent directors" to indicate the standard or definition of independence used;
- update the discussion that starts "The majority of the board . . ." and ends ". . . business transactions with GE" to provide a citation to a specific source;
- delete the sentence that begins "Institutional shareholders own . . ." and ends ". . . a majority of GE stock"; and
- provide a citation to a title and publication date for the subheading and discussion that begins "Serious about good governance . . ." and ends ". . . worse boards by 2 to 1."

Accordingly, unless the proponent provides GE with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor